Detroit City Football Club

Community Events Sports

Be an owner of Detroit's professional soccer team!

DETCITYFC.COM DETROIT MICHIGAN





Our supporters built Detroit City FC, and we felt it was time for them to own a piece of it and ensure the continued growth of the organization.

Sean C Mann CEO/Board of Managers @ Detroit City Football Club

Why you may want to support us...

1. The rare opportunity to invest and enjoy the potential upside of a growing pro soccer team in the US
2. Our fans love us. 83% recruited a friend to come to a game in 2019
3. Have a say in shaping the culture and values of one of America's most distinctive clubs as an owner
4. You love the beautiful game, you love an iconic city, or you just love being part of the fun
5. We experienced double digit growth in attendance and revenue for 7 of our first 8 seasons
6. You can add "Professional Sports Team Owner" to your LinkedIn or Match.Com profile

Why investors ❤ us

WE'VE RAISED $1,620,500 SINCE OUR FOUNDING

Everywhere I go all my life when people ask me where I'm from, I feel a surge of pride when I can say Detroit. That blessing has always been my bedrock. Futbol is a great game, and this is really cool. Iggy Pop

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Henry McGroggan Thousand Mile Inc

LEAD INVESTOR | INVESTING $1,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sean C Mann
CEO/Board of Managers
Proud Detroiter with 20+ years of experience in politics, advocacy, and sports business.



Todd Kropp
COO/Board of Managers
Detroit resident with expertise in business management and finance.



David Dwaihy
Board of Managers



Michael Lasinski
Board of Managers



Alex Wright
Board of Managers

In the news

Downloads

Community Investment Deck.pdf

A Club Unlike Any Other. An Opportunity Unlike Any Other.

What started as an effort over a decade ago to bring together Detroiters through the world's game has grown into a professional team that has consistently redefined what an American soccer club can be. Detroit City FC is more than a soccer team. DCFC is memorable, fun, rabid, community-oriented, winning, authentic, professional, affordable, inspiring . . . and now something you can be a part of as an owner.


Can't Stop City - Detroit City Football Club
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WHAT DETROIT CITY FC DOES

Detroit City FC is Detroit's soccer team. Never settling for just being a third division, pro soccer team, DCFC is rooted in the community and committed to being the sporting embodiment of the revival of Detroit, one of the world's most notorious, iconic, and lovable cities. As a business entity, DCFC is focused on promoting the beautiful game, creating an accessible sporting event for all, and being around for generations to come through prudent management and a fiscally conservative approach.



In 2014, DCFC was the American sports to wear an LGBTQ equality jersey in a competitive match, as fundraiser for a local homeless shelter LGBTQ youth.

A CLUB THAT WAS BUILT BY ITS SUPPORTERS

Our fans are who we are. A sense of ownership in the creation and growth of the club exists among our supporters. And rightfully so. From mowing the pitch at our original stadium in the middle of the night to cooking meals for players to traversing the country to support the team on the field, the supporters have been there for the club every step of the way. In 2015, when it came time for the club to find a new home, we purposely engaged our greatest asset, our supporters, in the largest community investment campaign in Michigan history. Thanks to their efforts, both financially and with volunteer work, we were able to secure a 8,000 seat stadium under a long term lease and gave the most passionate soccer fans in the region an even greater emotional (and financial) interest in the success of the club. As a result of the supporter culture around the club and our grassroots approach, Detroit City FC has seen growth in attendance and revenue each year with minimal spending on marketing. A fall 2019 survey of 750 fans found that 83% had recruited a friend or family to attend their first DCFC match in the past year. Our fans define our club and now they have a chance to own a piece of it.


metroPCS
Wireless for All.

In 2016, DCFC takes the field at Keyworth Stadium in front of a capacity crowd, after renovation of the historic venue.

COMMITMENT TO SUSTAINED GROWTH

DCFC has achieved tremendous growth since its founding in 2012, regularly attaining double-digit increases in annual home match attendance and gross revenue. The club has always been committed to a fiscally conservative approach to budgeting and strict management of expenses. These values will stay core to the club's leadership as it seeks new investment to expand revenue generators through additional staff and stadium improvements as well as to help the club navigate the impact of the coronavirus on professional sports.


Yearly Total Attendance
2012
2013
2014
2015
2016
2017
2018
2019
9,948
15,914
23,022
29,743
52,550
87,965
77,298
111,578
Yearly Total Revenue
$170,410
$249,636 (+47%)
$360,162 (+44%)
$549,053 (+52%)
$1,021,002 (+86%)
$1,493,690 (+46%)
$1,579,614 (+6%)
$1,838,944 (+16%)
2012
2013
2014
2015
2016
2017
2018
2019

BE AN OWNER. SHAPE THE CULTURE OF YOUR CLUB

In many ways our club is defined by the culture that has emerged around the organization and its supporters over the years. The organizations and causes that the club and fans have embraced over the years, as well as those individuals who have represented the club on and off the field, have helped to define DCFC culture. As an owner, you'll have an opportunity to attend the annual owners' meeting and help determine matters central to club culture, such as annual charity partners, honors for past players, stadium policies, and many of the other elements that make DCFC such a special club.


Thank You, Supporters!
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TIMELINE FOR DETROIT CITY FC


2011

Coming together through a community organizing project, doubling as neighborhood based soccer league, five everyday guys kick in a few thousand dollars and start the path to Detroit's first professional soccer team in generations.


2012

City launches its inaugural season at Cass Tech in Downtown Detroit. exceeding all expectations.


2013

A winning men's team emerges: defiantly devoted to soccer culture and making a positive impact on the community. Smoke, trophies and sellouts follow, including an undefeated regular season in our second season.


2014

Rescue a used polar bear costume from a dumpster. Team mascot Friendly the Bear is born.


2016

Reawaken one of the most distinctive grounds in U.S. soccer. Lead a $750,000 community investment program to rehab

80+ year old Keyworth Stadium. Successfully paid back investors January 2020, two years ahead of schedule.


2018

Launched burgeoning youth development system, with affiliations with regional community youth clubs. Close to 2,000 kids now play for DCFC affiliated youth clubs. The club occupies Detroit's best indoor sports facility - housing team offices as well as Detroit's premier soccer bar and restaurant.


2019

DCFC closes out its amateur era by winning the National Premier Soccer League's Members Cup. Announces the launch of a women's team in 2020.


2020

Men's club receives professional sanctioning from US Soccer Federation.

Investor Q&A

What does your company do?

– COLLAPSE ALL

Rooted in the community we call home, we are Detroit's professional soccer team.

Where will your company be in 5 years?

As the sporting embodiment of the resurgence of one of the world's most iconic cities, we believe we're an organization that will be around for generations to come, while continuing to redefine what an American soccer club can be.

Why did you choose this idea?

Our supporters built Detroit City FC, and we felt it was time for them to own a piece of it and ensure the continued growth of the organization.

Where do you play?

As of the 2016 season, DCFC began hosting its games at Keyworth Stadium in Hamtramck, Michigan. Through renovations done each season by Detroit City FC, the stadium currently has a capacity of 7,933. This historic 1930's stadium is situated in a residential neighborhood in Hamtramck, an enclave of Detroit.

Keyworth was constructed in 1936 as the first Works Progress Administration project in the state of Michigan. President Franklin D. Roosevelt visited the stadium for its grand opening. Over the past eight decades, the stadium has hosted presidents, religious leaders, concerts, and countless sporting events, including international friendlies prior to 1970 involving Legia Warsaw, Hertha Berlin, Coventry, Celtic, and many more.

Does the club own Keyworth Stadium?

Keyworth Stadium is owned by the Hamtramck Public Schools (HPS). Detroit City FC signed an initial 10-year lease agreement in 2015 with HPS that allows DCFC to use the stadium for up to 25 events per year at no additional charge. DCFC satisfied its requirements of the lease by completing substantial renovation work at the stadium in 2016. The lease agreement provides DCFC the rights to serve and sell alcohol at each event as well as sublease the space for other events. June 2019 Detroit City FC and Hamtramck Public Schools agreed to an extension on the lease until December 1, 2035, with DCFC being able to use the stadium for up to 35 matches per year, free use of the field during the day for practice, and first right of refusal for weekends and weeknights during the summer.

What improvements will you make the Keyworth Stadium through this raise?

If this raise is fully subscribed, DCFC will complete upgrades to Keyworth focused on improving the fan experience and other revenue-generating amenities. These improvements are focused on more concession stands and new and improved bathrooms behind the east grandstand. Per the lease extension signed with Hamtramck Public Schools, the value of these improvements can be counted towards potential rent DCFC may owe from 2026-2035.

What level of American soccer does DCFC play at?

The Detroit City FC men's team plays in the National Independent Soccer Association, a third division of American professional soccer, based on the United States Soccer Federation's Pro League Standards. DCFC's women's team plays in the UWS, an amateur league at the second division of American women's club soccer.

How does Detroit City FC generate revenue?

Historically, revenue is driven primarily by home game attendance, of which we regularly have some of the largest crowds in American soccer outside of Major League Soccer. Fundamentally, the more tickets we sell, the more merchandise and concessions we sell at games, and the more attractive we are to sponsors. This same equation applies to our move this past year to NISA and professional soccer. However, we gain additional visibility through playing on a national stage in larger markets and with streaming and broadcast TV locally and nationally. With the advent of COVID, the club has increased revenue generating efforts around merchandise and corporate partnerships.

How does Detroit City FC stand out in a crowded sports landscape?

Detroit is not only one of America's most iconic cities, but one of its great sports towns. America's four major sports are represented in Detroit by historic organizations that have been around 90 to 120 years. Detroit City FC has worked tirelessly to differentiate itself from major league sports by being as affordable and accessible as possible for our community, while cultivating a distinctively Detroit experience, and by leveraging iconic local brands as corporate partners. Furthermore, we believe the club should be "the host of the party, not the life of the party." We allow our fans to express their support for the club how they see fit, and in doing so they've created a stadium experience that is the talk of the town and American soccer.

Will I see a return on my investment?

Your investment in DCFC will help provide stability for the club to deal with the short-term uncertainty that has resulted from the COVID-19 pandemic, but also set DCFC for long-term sustainability and growth. DCFC does not anticipate being in a position to offer dividends for the foreseeable future. Investors could see a return through a sale or acquisition of the company at some point in the future.